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                                    Exhibit 5

          Opinion Regarding Legality by Callister Nebeker & McCullough




                               September 19, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re: Registration and Issuance of Zions Bancorporation Common Stock Issuable under Zions Bancorporation Employee Investment Savings Plan

Gentlemen:

        This Firm has acted as counsel to Zions Bancorporation, a Utah corporation (the "Company") in providing this opinion with respect to the issuance of up to 1,000,000 shares of the Company's common stock without par value (the "Shares") pursuant to the Zions Bancorporation Employee Investment Savings Plan (the "Plan").

        In connection with this representation, we have examined the original, or copies identified to our satisfaction, of such minutes, agreements, corporate records and filings and other documents necessary to our opinion contained in this letter. We have also relied as to certain matters of fact upon representations made to us by officers and agents of the Company. Based upon and in reliance on the foregoing, it is our opinion that:

1. The Company has been duly incorporated and is validly existing and in good standing as a corporation under the laws of the State of Utah.

2. The Shares will be, when issued in accordance with the Plan, to the extent representing previously unissued shares, duly and validly issued and fully paid and nonassessable under the Utah Revised Business Corporation Act; and the shareholders of Zions Bancorporation have no pre-emptive rights to acquire additional shares in respect of the Shares.


                                       Sincerely yours,

                                       CALLISTER NEBEKER & McCULLOUGH


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